Exhibit 12.1

STATER BROS. HOLDINGS INC.
Computation of Ratio of Earnings to Fixed Charges
(Dollar amounts in thousands)

	Fiscal Years Ended
	Sept. 24,(2)	Sept. 30,(1)(2)	Sept. 29,(2)	Sept. 28,(2)	Sept. 26,(2)
	2000	2001	2002	2003	2004
	(as restated)	(as restated)	(as restated)	(as restated)	(as restated)

Earnings:
Income (loss) before income taxes	$(10,437)	$13,897	$18,510	$15,946	$111,140
Amortization of capitalized interest	326	338	341	352	302
Interest	53,040	53,846	53,086	52,524	78,790
Less interest capitalized during the period	(35)	(238)	(144)	(144)	(323)
Net amortization of debt discount and premium and issuance expense	2,542	2,532	3,158	3,158	11,321
Interest portion of rental expense	20,333	21,407	21,848	22,740	23,979

Earnings as adjusted	$65,769	$91,782	$96,799	$94,576	$225,209

Fixed Charges:
Interest	$53,040	$53,846	$53,086	$52,524	$78,790
Net amortization of debt discount and premium and issuance expense	2,542	2,532	3,158	3,158	11,321
Interest portion of rental expense	20,333	21,407	21,848	22,740	23,979

Fixed Charges	$75,915	$77,785	$78,092	$78,422	$114,090

Ratio of Earnings to Fixed Charges	0.87	1.18	1.24	1.21	1.97

(1)	53-Week Fiscal Year

(2)	Includes the Company’s 50% share of Santee. For fiscal 2004, includes the Company’s 50% share of Santee through February 6, 2004. Santee has been consolidated into the Company’s consolidated results since that date.